MindWalk Holdings Corp.

(the “Company”)

MANAGEMENT INFORMATION CIRCULAR

October 16, 2026

INTRODUCTION

This management information circular (this “Information Circular”) accompanies the Notice of Annual General Meeting of Shareholders (the “Notice”) and is furnished to shareholders holding common shares (the “Common Shares”) in the capital of MindWalk Holdings Corp. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held via live webcast at https://register.proxypush.com/hyft on Tuesday, November 17, 2026 at 1:00 p.m. (EST), or at any adjournment(s) or postponement(s) thereof.

Date and Currency

The date of this Information Circular is October 16, 2026, and unless stated otherwise, all information is provided as of that date. Unless otherwise stated, all amounts herein are in Canadian dollars.

MANAGEMENT SOLICITATION OF PROXIES

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made, without special compensation, by the directors, officers, and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining their principal’s authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold Common Shares in their respective names to furnish this proxy material to their customers, and the Company may reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The Company will bear the cost of the solicitation.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting or at any adjournment(s) or postponement(s) thereof. A shareholder is entitled to one vote for each Common Share that such shareholder holds on the record date of October 13, 2026, on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting or at any adjournment(s) or postponement(s) thereof.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY INSERTING THE NAME AND EMAIL ADDRESS OF SUCH OTHER PERSON IN THE BLANK BOXES PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS

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PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S COMMON SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Vinyl Equity, Inc. (“Vinyl”) at Attention: Proxy, 549 W Randolph St, Suite 406, Chicago, IL 60661, by fax at +1 847-485-0486, or by internet at https://app.vinylequity.com/voting/login by no later than forty-eight hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment(s) or postponement(s) thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

VOTING OF PROXIES

Manner of Voting by Proxy

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum but will not be counted as affirmative or negative on the matter to be voted upon.

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How to Attend the Meeting

Registered shareholders and duly appointed proxyholders can attend the Meeting online by logging in at https://register.proxypush.com/hyft using your 16-digit voting control code.

Voting at the Meeting will only be available for registered shareholders and duly appointed proxyholders.

Non-registered shareholders who have not appointed themselves as proxyholders to participate and vote at the Meeting may login as a guest, however, they will not be able to vote.

The virtual Meeting platform is fully supported across browsers (Internet Explorer, Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the Meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting

United States Beneficial Shareholders: To attend and vote at the virtual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with the proxy materials or contact your broker or bank to request a legal form of proxy. After first obtaining a valid legal proxy from your broker, bank or other agent, you must submit a copy of your legal proxy to Vinyl in order to register to attend the Meeting. Requests for registration should be sent:

By mail to: Vinyl Equity, Inc.

ATTN: Proxy Services

549 W Randolph St, Suite 406

Chicago, IL, 60661

USA

By email at: Proxy@vinylequity.com

Requests for registration must be labeled as “Legal Proxy” and be received by no later than November 13, 2026, 1:00 p.m. (EST). You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your Common Shares at https://register.proxypush.com/hyft during the Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., being the registration name for The Canadian Depository for Securities Limited (which acts as nominee for many Canadian brokerage firms), and in the United States, under the name Cede & Co., as nominee for the Depository Trust Company (which acts as a brokerage depository for many U.S. firms and custodial banks). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory polices require intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non‑objecting beneficial owners, or “NOBOs”) or objecting to their intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer(“NI 54-101”), the Company has elected to send the Notice, this Information Circular and a request for voting instructions (a “VIF”), instead of a proxy (the Notice, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) indirectly to the

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Beneficial Holders. Intermediaries which receive the Meeting Materials are required to forward the Meeting Materials to Beneficial Shareholders unless the Beneficial Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Beneficial Shareholders.

The Company does not intend to pay for intermediaries to send such materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless their intermediary assumes the costs of delivery.

The Company is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of the Meeting Materials.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s Common Shares on the Beneficial Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions in Canada and Broadridge Financial Services Inc. in the United States (collectively “Broadridge”). Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Common Shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through an intermediary, please contact that intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote Common Shares directly at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder will need to write their name (or their nominee’s name) in the space provided in the VIF and return it in accordance with the instructions in the VIF.

Only registered shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must arrange for its intermediary to revoke its VIF on its behalf in accordance with the timing requirements of such intermediary.

INTEREST OF CERTAIN PERSONS or companies IN MATTERS TO BE ACTED UPON

Except as set out herein, management of the Company is not aware of any director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee of management for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, having any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matters to be acted on at the Meeting other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares, being Common Shares, and the Company is authorized to issue an unlimited number of Common Shares. Common Shares carry voting rights at the Meeting, with each Common Share carrying the right to one vote. The board of directors of the Company (“Board of Directors” or “Board”) has fixed October 13, 2026 as the record date (“Record Date”) for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the Record Date, 47,574,512 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares.

Presentation of the financial statements

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The Company’s audited consolidated financial statements for the fiscal year ended April 30, 2026, including the related management’s discussion and analysis and auditors report will be presented to shareholders at the Meeting. No vote will be taken with respect to the audited annual financial statements and receipt of the audited annual financial statements will not constitute approval or disapproval of any matters referred to therein. These documents are available under the Company’s profile on SEDAR+ at http://www.sedarplus.ca, the Company’s website at www.mindwalkai.com, and copies may be obtained from the Company upon request.

ELECTION OF DIRECTORS

The Board currently consists of four members. At the Meeting, the four persons named hereunder will be proposed for election as directors of the Company until the next annual general meeting or until their successors are duly elected or appointed in accordance with the Company’s Articles of Incorporation or until such director’s earlier death, resignation, or removal, subject to the power of the Board to appoint additional directors between annual meetings.

Information concerning such persons, all of whom are presently members of the Board, was furnished by the individual nominees as of the Record Date, as follows:

Name, Jurisdiction of Residence and Position	Principal occupation, business, or employment and, if not a previously elected Director, occupation, business, or employment during the past 5 years	Periods During which Nominee has Served as a Director and/or Officer	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly
Dr. Jennifer L. Bath Minnesota, U.S.A. Chief Executive Officer, President and Director

Dr. Bath has served as President and Chief Executive Officer of MindWalk Holdings Corp. (formerly ImmunoPrecise Antibodies Ltd.) since 2018. From 2015 to 2018, she served on the executive team of Aldevron, now a Danaher company, where she led global client relations, key accounts, and the company’s internal high-value target programs, and defined business strategy. From 2009 to 2015, she advised global pharmaceutical, biotechnology, and government clients on growth and business operations strategy. From 2001 to 2015, she was a tenured Associate Professor of Cellular and Molecular Biology at Concordia College, where she founded the Concordia Global Vaccine Institute and served as its Executive Director from 2009 to 2015. Dr. Bath holds a Ph.D. in cellular and molecular biology, with expertise in molecular evolution and computational biology.

		CEO and President since February 2018, and Director since May 2018	558,102
Jon Lieber (1) (2) Boston, Massachusetts Director	Mr. Lieber is currently the Chief Financial Officer of Bambusa Therapeutics, he recently served as Chief Financial Officer of Rallybio, a clinical-stage biotechnology company, from February 2023 to October 2026. From September 2021 to November 2022, he served as Chief Financial Officer of Applied Genetic Technologies Corporation (AGTC), a publicly traded gene therapy company. Prior to that, he held senior leadership positions at Danforth Advisors from December 2018 to October 2021, and at Histogenics, Repligen, Xcellerex	Director since June 2025	12,279

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Name, Jurisdiction of Residence and Position	Principal occupation, business, or employment and, if not a previously elected Director, occupation, business, or employment during the past 5 years	Periods During which Nominee has Served as a Director and/or Officer	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly
	(acquired by GE Healthcare), and Altus Pharmaceuticals.
Kim Remizowski (1) (2) Cayman Islands Director

Mr. Remizowski served as Director, Private Equity at Vistra, a global corporate services group operating in more than 50 jurisdictions, from 2022 to 2026, where he oversaw governance for a portfolio of investment funds and holding structures. He brings more than 35 years of experience in institutional banking and fiduciary oversight, including board service as Resident Director of Merrill Lynch Bank and Trust Company (Cayman) Ltd. from 2017 to 2021, Managing Director responsibility at DMS Bank & Trust Ltd. in 2012, and 17 years at Royal Bank of Canada from 1982 to 1999. He is an Accredited Director of the Chartered Governance Institute of Canada and a Licensed Director with the Cayman Islands Monetary Authority (CIMA).

		Director since October 2026	14,000
Dirk Witters (1) (2) Beveren, Belgium Director	Mr. Witters founded Conanti Consult BV, an advisory boutique based in Belgium, in 2019 and serves as its Managing Partner. He served as an Independent Director of BioStrand from 2020 to 2022, as Advisor to the founder of New Rhein Healthcare Investors from 2019 to 2020, and as Director of the Program Management Office, Sustainable Finance, for KBC Group in 2019, following senior roles at KBC Group from 2001 to 2018.	Director since September 2023	13,450

Notes:

(1)
Member of the Audit Committee.
(2)
Member of the Compensation, Nomination and Governance Committee.

All nominees (other than Kim Remizowski) were elected to their present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated to shareholders a management information circular.

Management recommends that shareholders vote FOR the election of each of the nominees listed above as directors of the Company until the next annual general meeting. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted FOR the election of the nominees listed in the form of proxy.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other validly nominated persons as directors.

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Cease Trade Orders

To the knowledge of management of the Company, no proposed director of the Company, is or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade order or similar order or order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company.

Bankruptcies

To the knowledge of management of the Company, no proposed director is, or has been within the ten years preceding the date of this Information Circular:

(a) a director or an executive officer of any company (including the Company) that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Penalties or Sanctions

No proposed director has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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STATEMENT OF EXECUTIVE COMPENSATION
for the fiscal year ended April 30, 2026
Dated as of October 16, 2026

All monetary amounts herein are expressed in Canadian Dollars (“$”) unless otherwise stated.

For the purpose of this section:

“NEO” or “named executive officer” means each of the following individuals:

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c) in respect of the Company and its subsidiaries, each of the three most highly compensated executive officers, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than $150,000;

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

General

Based on the foregoing definition, during the financial year ended April 30, 2026, the Company had five NEO's, namely:

1.
Dr. Jennifer Bath, who has been CEO and President since February 22, 2018;
2.
R. Scott Areglado, who has been the CFO since October 20, 2025;
3.
Dr. Thomas Lynch, who has been Chief Business Officer since October 20, 2025;
4.
Kari Graber, who has been VP of Commercial Services since November 1, 2021, and has worked for the Company since May 1, 2018; and
5.
Shuji Sato, who has been VP of Innovative Solutions since November 2024, and has worked for the company since January 3, 2023.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Company’s executive compensation program is administered by the Board through the Compensation, Nomination and Governance Committee of the Company (the “Compensation, Nomination and Governance Committee”). The primary objectives of the executive compensation program include:

•
attracting and retaining high-quality senior executives,
•
aligning executive compensation with long-term success of the Company, and
•
providing compensation that is competitive with that of comparable companies.

Compensation Elements

The Company’s executive compensation program consists of three elements, detailed below:

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Compensation Element	Purpose
Base salary

 The Company provides a base salary to each NEO to attract and retain key employees and provide a cash payment to executives not tied to performance objectives or Common Share return. Base salary is determined and reviewed annually by the Compensation, Nomination and Governance Committee.

Short-term cash incentives

 The Company provides cash incentive payments based on the overall performance of the Company according to corporate goals, as well as the individual performance of executives. The target incentive for the CEO is 70% of base salary, while other NEOs have a target incentive of from 30% to 50% of base salary.

Stock incentive plan	The Company provides stock option awards and restricted stock units to align executive compensation with the long-term success of the Company.

Base salary is reviewed annually by the Compensation, Nomination and Governance Committee.

During the fiscal year ended April 30, 2026, the Compensation, Nomination and Governance Committee engaged Arnosti Consulting to complete a benchmarking analysis of the Company’s executive compensation program. The services of Arnosti Consulting were initially retained in 2021. The goal was to benchmark and provide recommendations for executive and director cash and equity compensation components. A total of 30 publicly traded peer companies of similar focus and market capitalization were included to complete the study. The benchmark group contained the following companies:

Compensation Benchmark Companies
Aadi Bioscience, Inc.	CorMedix, Inc.	Kezar Life Sciences, Inc.
Absci Corp.	Cue Biopharma, Inc.	Lantern Pharma, Inc.
Aclaris Therapeutics, Inc.	CytomX Therapeutics, Inc.	MediciNova, Inc.
AnaptysBio, Inc.	DURECT Corporation	MEI Pharma, Inc.
Assembly Biosciences, Inc.	GlycoMimetics, Inc.	Pieris Pharmaceuticals, Inc.
BioAtla, Inc.	Harpoon Therapeutics, Inc.	Rallybio Corp.
BioVie, Inc.	IGC Pharma, Inc.	Scholar Rock Holding Corp.
BriaCell Therapeutics, Inc	Ikena Oncology, Inc.	Solid Biosciences, Inc.
Cara Therapeutics	Immuneering Corp.	Sutro Biopharma, Inc.
Clene, Inc.	Jounce Therapeutics, Inc.	XBiotech, Inc.

As a result of the study, the compensation of each NEO was adjusted effective May 1, 2026, to ensure competitive compensation as compared to the benchmark group.

The following table sets forth the fees billed to the Company by Arnosti Consulting for the financial years ended April 30, 2026 and 2025:

Fee Category	Year Ended April 30, 2026 ($)	Year Ended April 30, 2025 ($)
Executive Compensation-Related Fees(1)	25,533	49,960
All Other Fees	—	—
Total	25,533	49,960
(1)
Fees disclosed under this heading are for the consultant’s services related to determining compensation for the Company’s directors and executive officers.

Short-term cash incentives are based on the financial performance of the Company and the achievement of individual performance objectives by each NEO. The Board reviews the Company’s performance against these targets annually and determines the NEO’s short-term incentive payment. The performance objectives and achievement criteria for the financial year ending April 30, 2026, have been reviewed and approved by the Compensation, Nomination and Governance Committee. These objectives consist of a weighted combination of corporate metrics and individual performance goals.

Corporate goals for the year ending April 30, 2026:

•
Strengthen commercial scalability by shifting focus from platform advancement to measurable revenue growth, with an emphasis on diversifying revenue streams and accelerating subsidiary contributions.

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•
Advance the internal pipeline and strengthen platform/technology capabilities through measurable outcomes that demonstrate scientific progress and commercial validation.

•
Ensure disciplined financial stewardship and strengthen growth by securing funding partnerships, extending runway, and investing in capabilities that enable sustainable execution.
•
Maximize brand equity and reputation through a comprehensive rebranding initiative that enhances employee engagement, strengthens market visibility, and attracts institutional shareholder interest.
•
Strengthen the executive team to ensure effective execution of MindWalk's strategic objectives by filling critical leadership roles, integrating them into governance, and aligning leadership KPI's with board oversight.

The Board periodically awards stock options and restricted stock units to NEOs under the Company’s stock incentive plan to align executive compensation with the long-term success of the Company. The amount and terms of outstanding options and restricted stock units held by an executive are considered when determining whether and how new stock option and restricted stock unit grants should be made to the executive. The exercise periods of stock options are set at the date of grant.

Performance Graph

On April 30, 2026, the closing price of the Company’s Common Shares on the Nasdaq Global Market exchange was U.S.$1.19. The following graph shows the cumulative return of U.S.$100 invested in the Common Shares on May 1, 2021, to the total return of the Nasdaq Composite Index.

Compensation paid to executives does not directly correlate with the above performance graph. The Company’s compensation philosophy is detailed under the heading entitled “Compensation Philosophy and Objectives” above and is not based on short-term performance of the Common Shares.

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Compensation Governance

The Compensation, Nomination and Governance Committee comprises three independent directors: Dirk Witters (Committee Chair), Jon Lieber, and Kim Remizowski.

Direct Experience Relevant to Executive Compensation

Dirk Witters offers extensive finance, capital markets, and corporate advisory experience, accumulated through more than 20 years in KBC Group’s Corporate and Investment Banking, including executive leadership roles. Since 2019, he has served as an independent advisor and executive partner in a family office, guiding capital raising of EUR 250 million and making direct investments in healthcare and other sectors. He also served as President of Biostrand BV until its acquisition by the Company and maintains a track record in private equity and healthcare finance advisory.

Jon Lieber is an industry veteran with over 30 years of financial leadership in biotechnology and life sciences. He currently serves as Chief Financial Officer at Bambusa Therapeutics, He has served as Chief Financial Officer at Rallybio and as CFO at Applied Genetic Technologies Corporation (AGTC). His extensive background includes capital-raising, strategic planning, investor relations, and experience with Nasdaq governance, both as an executive and board member. He also serves on the board of Decoy Therapeutics, contributing expertise in audit and governance functions.

Kim Remizowski most recently served as Director, Private Equity at Vistra, a global corporate services group operating in more than 50 jurisdictions, where he oversaw governance for a portfolio of investment funds and holding structures. He brings more than 35 years of experience in institutional banking and fiduciary oversight, including board service at Merrill Lynch Bank and Trust Company (Cayman) Ltd., Managing Director responsibility at DMS Bank & Trust Ltd., and 17 years at Royal Bank of Canada. He is an Accredited Director of the Chartered Governance Institute of Canada and a Licensed Director with the Cayman Islands Monetary Authority (CIMA).

Collectively, their backgrounds equip the Compensation, Nomination and Governance Committee with robust expertise in financial oversight, technology-driven business strategy, capital allocation, and incentive design, enabling informed oversight of executive compensation frameworks aligned with both corporate performance and technological or strategic milestones.

Compensation, Nomination and Governance Committee Responsibilities, Powers, and Operation

The Compensation, Nomination and Governance Committee’s mandate, as detailed in its charter, includes:

•
Reviewing and recommending to the Board the Company’s agreements with executive officers, compensation policies and plans, as well as key human resources policies.
•
The Compensation, Nomination and Governance Committee operates in accordance with governance best practices.
•
It is chaired by Dirk Witters (Committee Chair), with Jon Lieber and Kim Remizowski serving as members.
•
Dirk Witters, as Chairman of the Board, acts as principal liaison between independent directors and executive officers, reviews Board agendas, presides over Board and independent director meetings, and ensures that independent perspectives inform corporate governance.
•
The Compensation, Nomination and Governance Committee holds regular meetings (and as needed), with members participating in in-camera executive sessions without management present to promote candid oversight and independent judgment.
•
It reports its deliberations and recommendations to the full Board to facilitate sound decision-making regarding executive pay, performance goals, and governance policies.

Unless stated otherwise, all amounts listed are in Canadian dollars, translated using the average daily exchange rate on the last day of the period provided by the Bank of Canada. The average daily exchange rates on the relevant date as reported by the Bank of Canada are:

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Bank of Canada USD/CAD Average Daily Exchange Rate
April 30, 2026	1.3624
April 30, 2025	1.3812
April 30, 2024	1.3746

Bank of Canada EUR/CAD Average Daily Exchange Rate
April 30, 2026	1.5966
April 30, 2025	1.5687
April 30, 2024	1.4695

Summary Compensation Table

The following table provides a summary of the compensation paid by the Company to each NEO of the Company for the financial years ended April 30, 2026, 2025, and 2024.

						Non-equity incentive plan compensation(1) ($)
Name and principal position	Year	Salary ($)		Share-based awards ($)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Dr. Jennifer L. Bath(2)	2026	895,170		1,226,160	—	—	—	—	—	2,121,330
CEO,	2025	877,062		—	280,800	614,021	—	—	—	1,771,883
President, and Director	2024	731,989		—	—	273,353	—	—	—	1,005,342
R. Scott Areglado CFO	2026	309,787	(3)	408,311	—	—	—	—	—	718,095
Thomas Lynch
CBO	2026	295,379	(4)	496,595	—	—	—	—	—	791,970
Kari Graber	2026	408,720		272,480	—	—	—	—	—	681,200
VP of Commercial	2025	331,488		—	62,400	92,485	—	—	—	486,373
Services	2024	273,599		—	—	—	—	—	—	273,599
Shuji Sato	2026	306,540		136,240	—	—	—	—	—	442,780
VP of Innovative Solutions	2025	290,052		—	—	118,921	—	—	—	408,973
	2024	288,666		—	—	102,765	—	—	—	391,431

Notes:

(1)
Non-equity incentive plan compensation includes bonuses earned during the financial year and payable as of the year-end date. Cash payments are made upon approval by the Board following year-end.
(2)
Dr. Bath received no compensation in her capacity as director of the Company.
(3)
R. Scott Areglado was appointed as CFO on October 20, 2025. Mr. Areglado’s annual salary is $585,832
(4)
Dr. Thomas Lynch was appointed as Chief Business Officer on October 20, 2025. Dr. Lynch’s annual salary is $558,584
(5)
No options have been adjusted, amended, cancelled, replaced or has their exercise price modified.
(6)
Perquisites, including property or other personal benefits provided to a NEO that are not generally available to all employees, did not exceed $50,000 or 10% of the NEO’s total salary for the financial year.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options on their grant date. The Company applies this methodology to value the stock options as accurately as possible using observable market inputs. The assumptions used in the model and the resulting fair value for each issuance is shown below:

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					Black-Scholes model inputs
Optionee	Year	Fair value of option ($)	Number of options awarded	Fair value of award ($)	Common share price on grant date ($)		Exercise price ($)		Expected life (years)	Risk-free rate
Dr. Jennifer L. Bath	2026	—	—	—	—		—		—	—
	2025	1.040	270,000	280,800	0.860	(1)	0.860	(1)	10.000	2.88%
	2024	—	—	—	—		—		—	—
R. Scott Areglado	2026	—	—	—	—		—		—	—
Thomas Lynch	2026	—	—	—	—		—		—	—
Kari Graber	2026	—	—	—	—		—		—	—
	2025	1.040	60,000	62,400	0.860	(1)	0.860	(1)	10.000	2.88%
	2024	—	—	—	—		—		—	—
Shuji Sato	2026	—	—	—	—		—		—	—
	2025	—	—	—	—		—		—	—
	2024	—	—	—	—		—		—	—

Notes:

(1)
Price in U.S.$

Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each NEO as of April 30, 2026.

	Option-based awards						Share-based awards(1)
Name	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. Jennifer L.	01/07/2022	120,000	7.940		01/07/2027	594,720	450,000	900,000	—
Bath	02/19/2023	300,452	4.100	(1)	02/19/2028	1,069,309	—	—	—
	08/03/2025	270,000	0.860	(1)	08/03/2034	232,200	—	—	—
R. Scott Areglado	—	—	—		—	—	185,000	299,700	—
Thomas Lynch	—	—	—		—	—	225,000	364,500	—
Kari Graber	02/19/2023	50,000	4.100	(1)	02/19/2028	177,950	100,000	200,000	—
	08/03/2025	60,000	0.860	(1)	08/03/2034	51,600	—	—	—
Shuji Sato	02/19/2023	12,000	4.100	(1)	02/19/2028	42,708	50,000	100,000	—
(1)
Price in U.S.$

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ended April 30, 2026:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Jennifer L. Bath	70,365	—	—
R. Scott Areglado	—	—	—
Thomas Lynch	—	—	—
Kari Graber	15,636	—	—
Shuji Sato	15,636	—	—

Director Compensation Table

The following table provides a summary of compensation paid by the Company to each director of the Company for the financial year ended April 30, 2026.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Kamil Isaev(2)	34,893	—	—	—	—	—	34,893
Dirk Witters	125,230	23,667	—	—	—	—	148,897
Jonathan Lieber(3)	71,939	83,528	—	—	—	—	155,467
Kim Remizowski(4)	—	—	—	—	—	—	—

Notes:

(1)
The compensation of Dr. Jennifer Bath, a director and the Chief Executive Officer and President of the Company, is set out in the summary compensation table above in respect of NEOs. Dr. Bath did not receive any compensation for her role as a director of the Company.
(2)
Kamil Isaev was not re-elected at the 2025 Annual General Meeting held on October 9, 2025 and therefore only served as director of the Company for 6 months during the financial year ended April 30, 2026.
(3)
Jonathan Lieber was appointed to the Board effective June 23, 2025 and therefore only served as director of the Company for 10 months during the financial year ended April 30, 2026.
(4)
Kim Remizowski was appointed to the Board effective September 29, 2026 and therefore did not serve during the financial year ended
April 30, 2026.

With respect to their service for the year following the Company’s annual general meeting in October 2025, Directors of the Company are paid a base annual retainer for various positions, detailed below:

Position	Additional Annual Compensation (U.S. $)
Chair/Lead Independent Director	75,000
Independent Director, on at least one Committee	47,000
Independent Director, if not on at least one Committee	40,000

Annual compensation is provided for the year beginning at the annual general meeting of shareholders, and payments are made quarterly in arrears. Fees earned in the Director Compensation Table reflect cash compensation during the fiscal year ended April 30, 2026.

Restricted Stock Unit director awards adopted as of the Company’s annual general meeting on October 9, 2025 were 23,000 Restricted Stock Units to each director on appointment to the Board, and an award of 11,500 Restricted Stock Units to each director annually.

Director Outstanding Share-based Awards and Option-based Awards

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The following table of compensation securities provides a summary of all compensation securities outstanding to each director as of April 30, 2026.

	Option-based awards						Share-based awards(1)
Name(2)	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dirk Witters	01/19/2024	60,000	1.480	(1)	01/19/2029	86,175	11,500	18,630	4,600
Jonathan Lieber	—	—	—		—	—	28,750	52,956	2,543
Kim Remizowski(3)	—	—	—		—	—	—	—	—
(1)
Price in U.S.$
(2)
The Option-based awards and Share-based awards of Dr. Jennifer Bath, a director and the Chief Executive Officer and President of the Company, is set out under the “Outstanding Share-based Awards and Option-based Awards” table in respect of NEOs above.
(3)
Kim Remizowski was appointed to the Board effective September 29, 2026 and therefore did not serve during the financial year ended
April 30, 2026.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Director for the fiscal year ended April 30, 2025:

Name(1)	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dirk Witters	19,149	5,842	—
Jonathan Lieber	—	16,236	—
Kim Remizowski(2)	—	—	—

(1)
The Incentive-plan awards of Dr. Jennifer Bath, a director and the Chief Executive Officer and President of the Company, is set out under the “Incentive Plan Awards” table in respect of NEOs above.
(2)
Kim Remizowski was appointed to the Board effective September 29, 2026 and therefore did not serve during the financial year ended
April 30, 2026.

Stock Incentive Plan

On April 7, 2025, the Board of Directors adopted a new Stock Incentive Plan (the “Stock Incentive Plan”) to replace the Company’s prior Stock Option Plan adopted by the Board of Directors on May 4, 2021 (the “Prior Plan”). The Stock Incentive Plan is administered by the Compensation, Nomination and Governance Committee and is intended to align employees, officers, non-employee directors, consultants, independent contractors and advisors (“Eligible Persons”) with the interests of the Company. Pursuant to the Stock Incentive Plan, the Compensation, Nomination and Governance Committee is authorized to grant stock options, stock appreciation rights, restricted stock and restricted stock units, dividend equivalents and other stock-based awards to Eligible Persons. The number of Common Shares that may be issued under all awards granted under the Stock Incentive Plan shall equal 5,620,254 Common Shares.

While no additional options can be granted by the Company under the Prior Plan following the adoption of the Stock Incentive Plan, all outstanding options previously granted under the Prior Plan remain outstanding and subject to the terms of the Prior Plan.

Shareholder Rights Plan

On October 17, 2019, the Board of Directors approved the Company’s shareholder rights plan (the “Shareholder Rights Plan”) which was ratified and confirmed by the shareholders at the annual general meeting of shareholders of the Company held on November 22, 2019 and last approved by the shareholders of the Company on December 13, 2022. The Shareholder Rights Plan was implemented to

59080-4\#5537118v9 15

create mechanisms to assist in maximizing shareholder value and to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid or other acquisition of control of the Company.

Pursuant to the terms of the Shareholder Rights Plan, shareholder approval of the Shareholder Rights Plan was required every three years failing which the Shareholder Rights Plan and all outstanding Rights (as defined therein) were to be terminated immediately. As the Company did not seek shareholder approval of the Shareholder Rights Plan at the annual general meeting held on October 9, 2025, the Shareholder Rights Plan and all outstanding Rights were terminated immediately following such meeting.

Employment, Consulting and Management Agreements

Except as outlined below, the Company has not entered into a written management contract with any of its directors or officers.

Dr. Jennifer L. Bath

Dr. Jennifer Bath entered into an executive employment agreement with the Company on January 1, 2020, as amended pursuant to an amending agreement dated March 12, 2025, pursuant to which Dr. Bath was paid U.S.$635,000 per annum for providing services as President and CEO of the Company. During 2025, the Board approved an adjustment to Dr. Bath’s base salary to U.S.$657,054 per annum.The Company has also agreed to pay Dr. Bath a discretionary bonus equal to 70% of the base salary payable upon achievement of performance targets mutually agreed to with the Board. In the event of termination without cause, Dr. Bath would be entitled to the equivalent of 12 months’ salary plus a lump sum payment equal to Dr. Bath’s target discretionary bonus for the fiscal year in which the termination occurs, pro-rated for any partial fiscal year based on the number of full months worked in the fiscal year. If Dr. Bath had been terminated on April 30, 2026, she would have been entitled to U.S.$1,116,992.

R. Scott Areglado

Mr. Areglado entered into an executive compensation agreement with the Company on October 20, 2025, (the “Areglado Employment Agreement” pursuant to which Mr. Areglado was paid U.S.$430,000 per annum, subject to periodic review and adjustment as part of the Company’s annual executive compensation review, for providing services as Chief Financial Officer of the Company. The Company will pay Mr. Areglado an annual bonus equal to 40% of the base salary payable upon achievement of targets mutually agreed to with the CEO.

Dr. Thomas Lynch

Dr. Lynch entered into an executive compensation agreement with the Company on October 20, 2025, (the “Lynch Employment Agreement” pursuant to which Dr. Lynch was paid U.S.$410,000 per annum, subject to periodic review and adjustment as part of the Company’s annual executive compensation review, for providing services as Chief Business Officer of the Company. The Company will pay Dr. Lynch an annual bonus equal to 55% of the base salary payable upon achievement of targets mutually agreed to with the CEO. The Lynch Employment Agreement was terminated on October 16, 2026 and Dr. Lynch ceased being an officer of the Company on such date.

Kari Graber

Ms. Graber entered into an executive employment agreement with the Company on July 1, 2019, as amended on March 12, 2025 (the “Graber Employment Agreement”) pursuant to which Ms. Graber was paid U.S.$135,200 per annum, subject to periodic review and adjustment as part of the Company’s annual executive compensation review, for providing services as VP of Commercial Services of the Company. Pursuant to the terms of the Graber Employment Agreement, the Company paid Ms. Graber an annual bonus payable upon achievement of targets mutually agreed to with the President and CEO of the Company. During 2022, the Board approved an adjustment to Ms. Graber’s base salary to U.S.$200,000 per annum and an annual bonus of 30% of base salary. In July 2024, the Board approved a further adjustment to the base salary payable to Ms. Graber pursuant to the Graber Employment Agreement to U.S.$240,000, with no change in the bonus percentage of base salary. During 2025, the Board approved an adjustment to Ms. Graber’s base salary to U.S.$300,000 per annum with no change in the bonus percentage of base salary.

Shuji Sato

Dr. Sato entered into an executive employment agreement with the Company on December 1, 2024, pursuant to which Dr. Sato was paid U.S.$210,000 per annum, subject to periodic review and adjustment as part of the Company’s annual executive compensation review, for providing services as VP of Innovative Solutions of the Company. The Company will pay Dr. Sato an annual bonus equal

59080-4\#5537118v9 16

to 50% of the base salary payable upon achievement of targets mutually agreed to with the CEO. During 2025, the Board approved an adjustment to Dr. Sato’s base salary to U.S.$225,000 per annum.

Termination and Change of Control Benefits

Dr. Jennifer L. Bath

The Company has entered into a change of control agreement (the “Change of Control Agreement”) with Dr. Jennifer Bath, which provides for payments in the event of a change of control of the Company. The term “Change of Control” is defined as meaning that a person or group of persons acting jointly or in concert acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation, or otherwise), directly or indirectly, in one transaction or in a series of related transactions, (a) Control (as defined below) of the Company, or (b) all or substantially all of the assets of the Company. The term “Control” is defined as meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company through the ownership of more than 50% of the voting securities.

If certain circumstances occur within 18 months following a Change of Control, the Change of Control Agreement provides for payments to be made to Dr. Bath. These circumstances include: (a) the assignment to Dr. Bath of any duties which are materially inconsistent, in an adverse respect, with her position, authority, status, duties, or responsibilities prior to the Change of Control, other than the assignment of duties related to the transition to a person who gains control of the Company or who acquires all or substantially all of the assets of the Company pursuant to the Change of Control (a “Successor”) that are reasonably commensurate with Dr. Bath’s position; (b) the removal or elimination of one or more of Dr. Bath’s duties, responsibilities, or functions that were material to her position, authority, status, duties or responsibilities prior to the Change of Control; (c) a reduction in Dr. Bath’s base salary or annual bonus compensation opportunity; (d) a requirement that Dr. Bath relocate to or be based at a location which is 50 miles or more from the location where she was based immediately prior to the Change of Control; (e) the failure to continue Dr. Bath’s participation in substantially all of the insured group benefit plans (or substantially equivalent successor plans, programs, or policies) as were in effect for Dr. Bath immediately prior to the Change of Control, including medical, dental, life, and other benefits plans, but excluding short and long term disability coverage and out of country medical coverage (“Benefit Plans”); and (f) any other change in the terms and conditions of Dr. Bath’s employment that would constitute a constructive dismissal at common law (each such circumstance, a “Triggering Event”).

In the event that Dr. Bath’s employment with the Company is terminated: (a) by Dr. Bath within three months after a Triggering Event where just cause for the Company to terminate Dr. Bath’s employment does not exist; or (b) by the Company within 3 months preceding or the 12 months subsequent to a Change of Control where just cause does not exist and other than (i) in response to a resignation by Dr. Bath that is not a resignation set out in (a) above; and (ii) where a Successor offers to employ or engage Dr. Bath immediately following a Change of Control on terms and conditions that, on the whole, are at least as favourable to Dr. Bath as she enjoyed immediately prior to the earlier of the termination date and the Change of Control, excluding the terms of the Change of Control Agreement (either such termination, an “Involuntary Termination”), then the Change of Control Agreement entitles Dr. Bath to receive: (c) an amount equal to 24 months of her salary; (d) an amount equal to double the full target bonus entitlement for the fiscal year in which the Involuntary Termination occurred as well as any earned but unpaid bonus entitlement for the fiscal year preceding the Involuntary Termination.

In addition, if an Involuntary Termination occurs, Dr. Bath’s rights and entitlements under any incentive plans will vest on an accelerated basis and the exercise of all rights will be determined by the terms and conditions of such incentive plans, and the Company will continue to provide Dr. Bath with coverage under Benefit Plans for a period of 18 months following such Involuntary Termination, subject to Dr. Bath’s timely election of continued coverage.

The following table sets forth an estimated aggregate amount that Dr. Bath would have been entitled to receive pursuant to the Change of Control Agreement (assuming the continuation of coverage under all applicable Benefits Plans) if an Involuntary Termination had occurred on April 30, 2026:

Change of control compensation based on salary and discretionary bonus ($)	Entitlements under incentive plans	Total ($)
2,568,118	—	2,568,118

R. Scott Areglado

59080-4\#5537118v9 17

Pursuant to the terms of the Areglado Employment Agreement: (a) the Company may terminate the employment of Mr. Areglado without cause, upon which Mr. Areglado shall be entitled to: (i) any earned but unpaid base salary and vacation pay up to and including the effective date of termination; (ii) the equivalent of eight (8) months of the annual base salary in effect at the time of termination; and (iii) continuation of health insurance coverage (COBRA) for eight (8) months after the date of termination in the event Mr. Areglado has elected to receive insurance continuation coverage; and (b) in the event that Mr. Areglado’s employment is terminated for Just Cause, Mr. Areglado shall not be entitled to the payment of any benefits or severance other than any earned but unpaid base salary and vacation pay up to and including the effective date of termination and the payment of any other entitlements pursuant to applicable employment legislation. If within twelve (12) months following the occurrence of a Change of Control, Mr. Areglado’s employment is terminated by the Company without cause, or within three (3) months following the occurrence of a Change of Control, Mr. Areglado terminates his employment with the Company for Good Reason, he shall be entitled to: (i) the termination entitlements described above (including salary continuation for twelve (12) months); (ii) a lump sum payment equal to 75% of Mr Areglado's bonus at target paid within sixty days of Mr Areglado's separation date; and (iii) accelerated vesting of all stock options, restricted stock units and other equity incentive compensation held by Mr. Areglado at the applicable time, such that all such securities of the Company held by Mr. Areglado on the effective date of termination shall be fully vested.

The following table sets forth the estimated amounts payable to Mr. Areglado under certain circumstances in the event that a termination of his employment had occurred on April 30, 2026:

Compensation Element	Termination Without Cause	Termination for Just Cause	Termination following a Change of Control
Base Salary	U.S.$286,667	None	U.S.$430,000
Annual Bonus	None	None	U.S.$129,000

Pursuant to the Areglado Employment Agreement:

(a)
“Just Cause” means any wrongful or inappropriate conduct of R. Scott Areglado in the performance of his roles and responsibilities as CFO of the Company;

(b)
“Change of Control” means that an individual, partnership, body corporate, limited liability company, association, trust or a personal representative or group of any of the foregoing acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation or otherwise), directly or indirectly, in one transaction or in a series of related transactions:
(i)
the direct or indirect ownership of, or control or direction over, more than 50% of the voting securities of the Company and as a result of which are in a position to exercise effective control over the Company for the first time; or
(ii)
all or substantially all of the Company’s assets; and

(c)
"Good Reason" means the occurrence of any of the following events without R. Scott Areglado's prior written consent"

(i)
a material change in R. Scott Areglado’s overall authority and responsibilities with the Company including a material and fundamental change in the nature or scope of the duties of R. Scott Areglado as CFO of the Company;
(ii)
a material decrease in R. Scott Areglado’s base salary, benefits, or annual bonus compensation opportunity;
(iii)
a requirement that R. Scott Areglado relocate to or be based at a location which is fifty (50) miles or more from the location where he was based immediately prior to the Change of Control; or
(iv)
any other change in the terms and conditions of R. Scott Areglado’s employment that would constitute a constructive discharge.

Dr. Thomas Lynch

Pursuant to the terms of the Lynch Employment Agreement: (a) the Company may terminate the employment of Dr. Lynch without cause, upon which Dr. Lynch shall be entitled to: (i) any earned but unpaid base salary and vacation pay up to and including the effective date of termination; and (ii) the equivalent of six (6) months of the annual base salary in effect at the time of termination.

The following table sets forth the estimated amounts payable to Dr. Lynch under certain circumstances in the event that a termination of his employment has occurred on April 30, 2026:

59080-4\#5537118v9 18

Compensation Element	Termination Without Cause	Termination for Just Cause	Termination following a Change of Control
Base Salary	U.S.$205,000	None	None
Annual Bonus	None	None	None

Pursuant to the Lynch Employment Agreement:

(a)
“Just Cause” means any wrongful or inappropriate conduct of Dr. Lynch in the performance of his roles and responsibilities as CBO of the Company. The Lynch Employment Agreement was terminated on October 16, 2026 and Dr. Lynch ceased being an officer of the Company on such date.;

Kari Graber

Pursuant to the terms of the Graber Employment Agreement: (a) the Company may terminate the employment of Ms. Graber without cause, upon which Ms. Graber shall be entitled to: (i) any earned but unpaid base salary and vacation pay up to and including the effective date of termination; (ii) the equivalent of six (6) months of the annual base salary in effect at the time of termination; (iii) one-half of Ms. Graber’s target annual bonus entitlement in the year in which the termination occurs; and (iv) continuation of health insurance coverage (COBRA) for six (6) months after the date of termination in the event Ms. Graber has elected to receive insurance continuation coverage; and (b) in the event that Ms. Graber’s employment is terminated for Just Cause, Ms. Graber shall not be entitled to the payment of any benefits or severance other than any earned but unpaid base salary and vacation pay up to and including the effective date of termination and the payment of any other entitlements pursuant to applicable employment legislation. If within twelve (12) months following the occurrence of a Change of Control, Ms. Graber’s employment is terminated by the Company without cause, or within three (3) months following the occurrence of a Change of Control, Ms. Graber terminates her employment with the Company for Good Reason, she shall be entitled to receive all entitlements payable in the event of a termination by the Company without cause as described above, in addition to accelerated vesting of all stock options, restricted stock units and other equity incentive compensation held by Ms. Graber at the applicable time, such that all such securities of the Company held by Ms. Graber on the effective date of termination shall be fully vested.

The following table sets forth the estimated amounts payable to Ms. Graber under certain circumstances in the event that a termination of her employment had occurred on April 30, 2026:

Compensation Element	Termination Without Cause	Termination for Just Cause	Termination following a Change of Control
Base Salary	U.S.$150,000	None	U.S.$150,000
Annual Bonus	U.S.$45,000	None	U.S.$45,000

Pursuant to the Graber Employment Agreement:

(a)
“Just Cause” means any wrongful or inappropriate conduct of Kari Graber in the performance of her roles and responsibilities as VP of Commercial Services of the Company;

(b)
“Change of Control” means that an individual, partnership, body corporate, limited liability company, association, trust or a personal representative or group of any of the foregoing acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation or otherwise), directly or indirectly, in one transaction or in a series of related transactions:

(i)
the direct or indirect ownership of, or control or direction over, more than 50% of the voting securities of the Company and as a result of which are in a position to exercise effective control over the Company for the first time; or
(ii)
all or substantially all of the Company’s assets; and

(c)
"Good Reason" means the occurrence of any of the following events without Kari Graber's prior written consent:
(i)
a material change in Kari Graber’s overall authority and responsibilities with the Company including a material and fundamental change in the nature or scope of the duties of Kari Graber as VP of Commercial Services of the Company;
(ii)
a material decrease in Kari Graber’s base salary, benefits, or annual bonus compensation opportunity;

59080-4\#5537118v9 19

(iii)
a requirement that Kari Graber relocate to or be based at a location which is fifty (50) miles or more from the location where she was based immediately prior to the Change of Control; or
(iv)
any other change in the terms and conditions of Kari Graber’s employment that would constitute a constructive discharge.

Except as disclosed in this Information Circular, no other NEO is entitled to any other benefits upon termination of their employment or a change of control of the Company.

Oversight and Description of Director and NEO Compensation

The Company’s executive compensation program is administered by the Compensation, Nomination and Governance Committee. The Compensation, Nomination and Governance Committee’s responsibilities include reviewing and making recommendations to the Board with respect to the adequacy and form of compensation to all executive officers and directors of the Company, making recommendations to the Board in respect of granting of stock options and restricted stock units to management, directors, officers and other employees and consultants of the Company, and monitoring the performance of the Company’s executive officers. On October 14, 2024, the Remuneration and Nomination Committee and the Governance Committee were merged to form the Remuneration, Nomination and Governance Committee. In April 2025, the Remuneration, Nomination and Governance Committee’s name was changed to the Compensation, Nomination and Governance Committee. The Compensation, Nomination and Governance Committee performs the functions and has the mandate of the former Remuneration and Nomination Committee and the former Governance Committee. The members of the Compensation, Nomination and Governance Committee are Dirk Witters Jon Lieber and Kim Remizowski, each of whom are independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and individually and collectively possess the requisite knowledge, skill and experience in governance and compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the committee’s mandate.

Executive compensation awarded to the NEOs consists of a combination of base salary, short-term cash incentives, and options and restricted stock units granted under the Stock Incentive Plan. The Company does not presently have a long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and non-cash elements of the Company’s compensation program.

In setting compensation rates for NEOs, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable companies. The Company’s compensation payable to the NEOs is based upon, among other things, the responsibility, skills, and experience required to carry out the functions of each position held by each NEO and varies with the amount of time spent by each NEO in carrying out his or her functions on behalf of the Company. The grant of stock options and restricted stock units, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option and restricted stock unit grants are based on the total of awards available under the Stock Incentive Plan. In granting awards, the Board reviews the total of awards available under the Stock Incentive Plan, recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding awards held by an executive are taken into account when determining whether and how new awards should be granted to the executive. The exercise periods, if applicable, are to be set at the date of grant. The awards grants may contain vesting provisions in accordance with the Stock Incentive Plan.

Except as otherwise disclosed herein, the Company did not make any changes to its compensation policies during or after the fiscal year ended April 30, 2026.

Directors, officers, and employees of the Company are not prohibited from the practice of selling “short” securities of the Company and the practice of buying or selling a “call” or “put” or any other derivative security or financial instrument in respect of any securities of the Company.

The Compensation, Nomination and Governance Committee reviews, from time to time and at least once annually, the risks, if any, associated with the Company’s compensation program at such time. As at the date hereof, the Compensation, Nomination and Governance Committee has not identified any risks associated with the Company’s compensation program that would be reasonably likely to have a material adverse effect on the Company. Under the compensation program, the Compensation, Nomination and Governance Committee and the Board consider risks associated with executive compensation and does not believe that the Company’s executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary and fixed or discretionary bonus, NEOs are compensated through the granting of options and restricted stock units which is compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent

59080-4\#5537118v9 20

upon shareholder return over the applicable vesting period, which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

Pension

The Company does not provide any pension benefits for directors or executive officers.

**************

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under the equity compensation plans of the Company, as of the end of the Company’s most recently completed financial year ended April 30, 2026:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the security holders (prior Stock Option Plan)	1,334,367	$3.69	Nil(1)
Equity compensation plans approved by the security holders (new Stock Incentive Plan)	1,285,028	$2.35	4,335,226(2)
Total	2,619,395	-	4,335,226

(1)
Upon the adoption of the Stock Incentive Plan, no additional options may be granted under the Stock Option Plan.
(2)
Based on 5,620,254, being the total number of Common Shares reserved and authorized for issuance pursuant to the Stock Incentive Plan.

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APPOINTMENT OF AUDITOR

The Board of Directors appointed Davidson & Company LLP (“Davidson”) as successor auditor of the Company effective as of August 1, 2025 following the resignation of Grant Thornton LLP effective as of July 29, 2025. At the Meeting, shareholders will be asked to pass an ordinary resolution to appoint Davidson as auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Board (the “Auditor Appointment Resolution”). To be effective, the Auditor Appointment Resolution must be approved by a majority (more than 50%) of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that shareholders vote FOR the Auditor Appointment Resolution. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted FOR the Auditor Appointment Resolution.

INDEBTEDNESS OF DIRECTORS AND executive OFFICERS

None of the current or former directors, executive officers, employees of the Company or any subsidiary, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the most recently completed financial year of the Company, nor were any of these individuals indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit, or similar arrangement or understanding provided by the Company or any subsidiary, including under any securities purchase or other program.

INTEREST OF INformed persons in MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any subsidiaries.

AUDIT COMMITTEE

NI 52-110 requires the Company to disclose annually in its AIF (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

Audit Committee Charter

Pursuant to NI 52‑110, the Company’s Audit Committee (the "Audit Committee") is required to have a charter. A copy of the Audit Committee Charter is set out in Schedule “A” to this Information Circular.

Composition of the Audit Committee

As of the Record Date, the following is information on the members of the Audit Committee:

Name	Independent	Financial Literacy

Jon Lieber (Committee Chair)	Yes	Yes
Kim Remizowski Dirk Witters	Yes Yes	Yes Yes

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All members of the Audit Committee are “financially literate” as defined in NI 52-110.

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Relevant Education and Experience

All of the Audit Committee members are senior-level professionals with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles.

Jon Lieber

Mr. Lieber holds a Bachelor of Science in Business Administration and Finance from Boston University and a Master’s degree in Finance from New York University’s Leonard N. Stern School of Business. He brings over 30 years of financial leadership across public and private life sciences companies and investment banking, including serving as CFO at Bambus Therapeutics, Rallybio, Applied Genetic Technologies Corporation (AGTC), Histogenics, Repligen, Xcellerex (acquired by GE Healthcare), and Altus Pharmaceuticals, as well as Managing Director at Danforth Advisors, where he provided CFO services and strategic advice. He began his career in investment banking with Salomon Brothers / Salomon Smith Barney and SG Cowen. Mr. Lieber also serves on the Board of Directors of Decoy Therapeutics and is a member of its Audit and Nominating and Governance Committees. His education and extensive career in finance equip him with the expertise in accounting principles, financial statement analysis, internal controls, and reporting procedures necessary for effective service on the Audit Committee.

Kim Remizowski

Mr. Remizowski most recently served as Director, Private Equity at Vistra, a global corporate services group operating in more than 50 jurisdictions, where he oversaw governance for a portfolio of investment funds and holding structures. He brings more than 35 years of experience in institutional banking and fiduciary oversight, including board service at Merrill Lynch Bank and Trust Company (Cayman) Ltd., Managing Director responsibility at DMS Bank & Trust Ltd., and 17 years at Royal Bank of Canada. He is an Accredited Director of the Chartered Governance Institute of Canada and a Licensed Director with the Cayman Islands Monetary Authority (CIMA). His extensive career in finance, banking and fiduciary oversight qualify Mr. Remizowski for service on the Audit Committee.

Dirk Witters

Mr. Dirk Witters obtained a master’s in business administration (MBA) from the University of Antwerp, a master’s degree in corporate finance from the University of Antwerp, and certifications in asset and liability management, capital management, performance management and strategic change management from Vlerick Business School. Mr. Witters also spent over 20 years with KBC Group’s Corporate and Investment Banking division where he gained experience in business development, strategy execution, advisory and corporate finance. From 2016 to 2019, he was Managing Director at KBC Securities and in charge of a group-wide coverage model for large family-owned corporates and family offices. He was a permanent member of the management committee and of KBC Group’s central credit committee for transactions in the areas of leveraged finance, project finance and structured trade finance. From 2008 to 2015, he was CEO of KBC Bank France, guiding teams in large corporate banking and structured finance through a profound business transformation. Earlier in his career, Mr. Witters was responsible for KBC’s debt capital markets origination and worked as senior banker covering global clients in chemicals and pharma.

This experience in the industry has provided each member of the Audit Committee with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

At no time since May 1, 2024 has the Company relied on the exemption in:

(a)
section 2.4 of NI 52-110 (de minimis nonaudit services),

(b)
section 3.2 of NI 521-10 (initial public offerings),

(c)
section 3.3(2) of NI 52-110 (controlled companies),

(d)
section 3.4 of NI 52-110 (events outside control of member),

(e)
section 3.5 of NI 521-10 (death, disability or resignation of audit committee member),

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(f)
section 3.6 of NI 52-110 (temporary exemption for limited and exceptional circumstances),

(g)
section 3.8 of NI 52-110 (acquisition of financial literacy), or

(h)
an exemption from NI 52110, in whole or in part, granted under Part 8 of NI 52-110 by a securities regulatory authority or regulator.

Audit Committee Oversight

At no time since May 1, 2025 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre‑approval Policies and Procedures for Non‑Audit Services

Under its charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the external auditors in respect of the Company, together with approval of the engagement letter for such non-audit services and estimated fees thereof. The pre-approval process for non-audit services also involves a consideration of the potential impact of such services on the independence of the external auditors.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
April 30, 2026	$398,394	$84,002	-	-
April 30, 2025	$486,534	$37,118	$112,123	$4,316
(1)
“Audit-related fees” include fees for assurances and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in the “Audit Fees” category. The nature of the services comprising this category in Fiscal Year 2026 are: consent and comfort letter.
(2)
“Tax fees” include fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The nature of the services comprising this category in Fiscal Year 2025 are: Corporate tax filings.
(3)
“All other fees” include fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”. The nature of the services comprising this category in Fiscal Year 2025 are: workpaper review services.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 – Corporate Governance Guidelines. These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices. The Board and management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance is set out in Schedule “B” below.

SHAREHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

In accordance with the Business Corporations Act (British Columbia), a shareholder may be entitled to submit to the Company notice of any matter that the shareholder proposes to raise at the next annual meeting of shareholders and the Company shall set out such proposal and the accompanying supporting statements, if any, in the information circular for the next annual meeting of shareholders,

59080-4\#5537118v9 24

provided such notice is given to the Company at least 3 months before the anniversary of the previous year's annual reference date, being by August 17, 2027

Management Contracts

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Financial information about the Company is provided in the Company’s comparative annual financial statements to April 30, 2026, a copy of which, together with Management’s Discussion and Analysis thereon, can be found on the Company’s SEDAR+ profile at www.sedarplus.ca, and the Company will furnish, without charge, to any shareholder submitting a written request, a copy of any such document. Such written requests should be directed to the attention of MindWalk Holdings Corp., 823 Congress Avenue, Suite 300, Austin, Texas 78701

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing authorized by the directors of the Company.

DATED the 16th day of October 2026.

ON BEHALF OF THE BOARD OF

MINDWALK HOLDINGS CORP.

“Jennifer L. Bath”

Jennifer L. Bath

President and Chief Executive Officer

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Schedule “A”

MINDWALK HOLDINGS CORP.
 (the “Company”)

Charter of the Audit Committee of the Board of Directors

Mandate

A.
Role and Objectives

1.
The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of MindWalk Holdings Corp. ("MindWalk" or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MindWalk and external audits of the consolidated financial statements of MindWalk. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MindWalk's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MindWalk’s audited annual consolidated financial statements and other mandatory financial disclosures.

2.
MindWalk’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MindWalk. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

3.
The objectives of the Committee are as follows:

i.
To be satisfied with the credibility and integrity of financial reports;

ii.
To support the Board in meeting its oversight responsibilities with respect to the preparation and disclosure of financial reporting, including the consolidated financial statements of MindWalk;

iii.
To facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

iv.
To be satisfied with the external auditor's independence and objectivity; and

v.
To strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MindWalk’s external auditor.

B.
Composition

1.
The Committee shall comprise at least three directors and a majority of whom shall not be an officer or employee of MindWalk or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MindWalk or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.
Members of the Committee shall be appointed by the Board. Each member shall serve until a member successor is appointed, unless a member shall resign or be removed by the Board or a member shall otherwise cease to be a director of MindWalk.

59080-4\#5537118v9 26

3.
The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4.
The Committee shall have access to such officers and employees of MindWalk and to such information respecting MindWalk as it considers necessary or advisable in order to perform its duties and responsibilities.

C.
Meetings

1.
Meetings of the Committee shall be scheduled by the Chair at least quarterly and at such other times during each year as it deems appropriate. Any two members of the Committee may request a meeting of the Committee.

2.
A quorum for meetings of the Committee shall be a majority of its members.

3.
The Chair shall, in consultation with the CFO, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Committee with sufficient time for study prior to the meeting.

4.
Every question at a Committee meeting shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

5.
The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

6.
A Committee member, or any other person selected by the Committee, shall be appointed at each meeting to act as secretary for the purpose of recording the minutes of each meeting.

7.
The Committee shall provide the Board with a summary of all meetings. The minutes and all information reviewed and discussed by the Committee at any meeting shall be retained and made available for examination by the Board upon request to the Chair.

8.
The Committee shall meet periodically with MindWalk’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

D.
Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MindWalk and external audits of MindWalk’s consolidated financial statements. In that regard, the Committee shall:

1.
Satisfy itself on behalf of the Board with respect to MindWalk's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MindWalk (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.
Review with management and the external auditor the annual consolidated financial statements of MindWalk, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosures") prior to their submission to the Board for approval. This process should include, but not be limited to:

59080-4\#5537118v9 27

2.1.1.
Reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

2.1.2.
Reviewing significant accruals, reserves or other estimates;

2.1.3.
Reviewing accounting treatment of unusual or non-recurring transactions;
2.1.4.
Reviewing the adequacy of any reclamation fund;

2.1.5.
Reviewing disclosure requirements for commitments and contingencies;

2.1.6.
Reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

2.1.7.
Reviewing unresolved differences between MindWalk and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

3.
Review with management all interim consolidated financial statements of MindWalk and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosures") and, if thought fit, approve all Quarterly Financial Disclosures;

4.
Be satisfied that adequate procedures are in place for the review of MindWalk’s public disclosure of financial information extracted or derived from MindWalk’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

5.
Review with management and recommend to the Board for approval, any financial statements of MindWalk which have not previously been approved by the Board and which are to be included in a prospectus of MindWalk;

6.
Review with management and recommend to the Board for approval, MindWalk’s Annual Information Form;

7.
With respect to the external auditor:

7.1.1.
Receive all reports of the external auditor directly from the external auditor;

7.1.2.
Discuss with the external auditor;

7.1.2.1.
critical accounting policies;

7.1.2.2.
alternative treatments of financial information within IFRS discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

7.1.2.3.
other material, written communication between management and the external auditor;

7.1.3.
Consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

7.1.4.
Review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees and make a recommendation to the Board as to the compensation of the external auditor;

59080-4\#5537118v9 28

7.1.5.
When there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

7.1.6.
Oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

7.1.7.
Review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MindWalk and its affiliates in order to determine the external auditor's independence, including, without limitation:

7.1.7.1.1.
requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MindWalk;

7.1.7.1.2.
discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

7.1.7.1.3.
recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

7.1.8.
Review with the external auditor its assessment of the internal controls of MindWalk, its written reports containing recommendations for improvement, and MindWalk's response and follow-up to any identified weaknesses;

7.1.9.
As may be required by applicable securities laws, rules and guidelines, either:

7.1.9.1.1.
pre-approve all non-audit services to be provided by the external auditor to MindWalk (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

7.1.9.1.2.
adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

7.1.10.
Review and approve the hiring policies of MindWalk regarding partners, employees and former partners and employees of the present and former external auditor of MindWalk;

8.
With respect to certain inquiries, establish procedures for:

8.1.1.
The receipt, retention and treatment of complaints received by MindWalk regarding accounting, internal accounting controls or auditing matters; and

8.1.2.
The confidential, anonymous submission by employees of MindWalk of concerns regarding questionable accounting or auditing matters; and
9.
With respect to risk management, be satisfied that MindWalk has implemented appropriate systems of internal control over financial reporting (and review management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.
Review annually with management and the external auditor and report to the Board on insurable risks and insurance

59080-4\#5537118v9 29

coverage; and

11.
Engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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Schedule “B”

MINDWALK HOLDINGS CORP.
 (the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

(Implemented pursuant to Form 58-101F1 – Corporate Governance Disclosure)

1)
BOARD OF DIRECTORS
a)
Disclose the identity of directors who are independent.

Three of the current directors are independent within the meaning of section 1.4 of NI 52-110, namely Jon Lieber, Kim Remizowski and Dirk Witters.

Should the four proposed nominees be elected at the Meeting, three of the directors will be considered independent, namely Jon Lieber Kim Remizowski and Dirk Witters.

b)
Disclose the identity of directors who are not independent and describe the basis for that determination.

Dr. Jennifer L. Bath, the President and Chief Executive Officer of the Company, is not independent as she is currently an executive officer of the Company.

c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (“Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently composed of a majority of independent directors, being three out of four directors. Management is proposing four candidates for election as directors at the Meeting, the majority of which, being three out of four directors, will be independent.

d)
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer
Jon Lieber	Decoy Therapeutices (Nasdaq: DCOY)
e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non‑independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

The independent directors meet on an as-needed basis, without members of management present. The Company also holds regular Board meetings as required at which the opinion of the independent directors is sought. Independent directors also communicate with each other on an informal basis throughout the year.

Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Mr. Dirk Witters, the Chairman of the Company, is an independent director. As Chairman, Mr. Dirk Witters is responsible for the following: serving as a principal liaison between the independent directors and senior management; reviewing Board agendas and giving input to management in advance of Board meetings; presiding over Board meetings; and presiding over meetings of the independent directors and communicating the results of these meetings to management, when appropriate.

59080-4\#5537118v9 31

f)
Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

The following table sets forth the attendance record of each director at Board meetings, Audit Committee meetings, Remuneration and Nomination Committee meetings, Governance Committee meetings, Compensation, Nomination and Governance Committee and Special Committee meetings, as applicable, held between May 1, 2025, and October 13, 2026 (the “Record Date”).

Board Director	Board Meeting	Audit Committee Meeting	Compensation, Nomination and Governance Committee Meeting
Dr. Jennifer L. Bath	20	-	-
Jon Lieber (1)	17	5	4
Kim Remizowski (2)	-	-	-
Dirk Witters	20	6	5

Notes:

(1)
Jon Lieber was appointed to the Board effective June 3, 2025
(2)
Kim Remizowski was appointed to the Board effective September 29, 2026
2)
BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board does not have a written mandate. As prescribed by the Business Corporations Act (British Columbia), the role of the Board is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its Audit Committee.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to management, evaluate management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day-to-day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer and President. The Board gives direction and guidance through the Chief Executive Officer to management and keeps management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee and the Audit Committee chairperson. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the Chief Executive Officer, Chief Financial Officer and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the Chief Executive Officer and the President, appoints the senior officers of the Company and approves the senior management structure of the Company.

3)
POSITION DESCRIPTIONS
a)
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chairman of the Board or the chair of each Board committee. The responsibilities of the chair of each Board committee are set out in the applicable committee charter, and the responsibilities of the Chairman of the Board are as set out in Section 1(f) above. The mandates of each committee chair provide that each chair’s

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responsibility is to manage efficiently his or her respective committee. Each committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

b)
Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board has developed a written position description for the President and Chief Executive Officer.

4)
ORIENTATION AND CONTINUING EDUCATION
a)
Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees, and its directors, and (ii) the nature and operation of the issuer’s business.

Prospective new Board members are provided a reasonably detailed level of background information, verbal and documentary, on the Company’s affairs and plans prior to obtaining their consent to act as a director.

b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

The Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

5)
ETHICAL BUSINESS CONDUCT
a)
Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:
i)
Disclose how a person or company may obtain a copy of the code.

The Company has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to all directors, officers, and employees, which is available on the Company’s website at http://www.mindwalkai.com.

ii)
Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.

A copy of the Code was sent to each director, officer, and employee when it was initially adopted and is provided to each new director, officer, and employee when hired. All such persons are required to complete an annual acknowledgement confirming that they have received and reviewed a copy of the Code and agree to comply with the policies and procedures set out in the Code. The Code also sets out the reporting requirements imposed on all directors, officers and employees.

iii)
Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

N/A.

b)
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

There is no director or executive officer of the Company who has a material interest in any transaction to which the Company is a party, other than ordinary course employment agreements. To ensure directors of the Company exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a special committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

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c)
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Company’s Code also requires all directors, officers, and employees to, among other things, act with integrity and observe the highest ethical standards of business conduct.

6)
NOMINATION OF DIRECTORS
a)
Describe the process by which the Board identifies new candidates for Board nomination.

The Board identifies new candidates for Board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus is reached. This process takes place through the Compensation, Nomination and Governance Committee.

b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The members of the Compensation, Nomination and Governance Committee are Dirk Witters (Chair), Jon Lieber and Kim Remizowski, each of whom are independent directors.

c)
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The responsibilities, powers and operation of the Compensation, Nomination and Governance Committee are set out in its charter. The Compensation, Nomination and Governance Committee is responsible for: (i) overseeing the Company’s corporate governance policies and practices; (ii) developing criteria for selection of directors; (iii) recommending nominees to the Board to fill vacancies on the Board; and (iv) making recommendations to the Board regarding the composition and mandates of Board committees. The Compensation, Nomination and Governance Committee’s powers include: (i) approving the annual disclosure of the Company’s corporate governance practices; (ii) approving any significant amendments to the Company’s corporate disclosure policy; and (iii) reviewing the boards and board committees of other public companies or competitors on which directors of the Company sit to ensure that such service is consistent with the Company’s conflict of interest standards. The members of the Compensation, Nomination and Governance Committee are appointed by the Board annually and must consist of at least two directors, a majority of whom must be independent.

7)
COMPENSATION
a)
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Company’s executive compensation program is administered by the Compensation, Nomination and Governance Committee. In setting compensation rates for named executive officers, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable companies. The Company’s compensation payable to the named executive officers is based upon, among other things, the responsibility, skills, and experience required to carry out the functions of each position held by each named executive officer and varies with the amount of time spent by each named executive officer in carrying out his or her functions on behalf of the Company. The grant of stock options and restricted stock units, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants and restricted stock units are based on the total of stock options and restricted stock units available under the Company's stock incentive plan. In granting stock options and restricted stock units, the Board reviews the total of stock options and restricted stock units available under the Company's stock incentive plan, recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options and restricted stock units held by an executive are taken into account when determining whether and how new grants should be made to the executive. The exercise periods for stock options are to be set at the date of grant. The stock option and restricted stock unit grants may contain vesting provisions in accordance with the Company’s stock incentive plan. Due to the Company being a junior pharmaceutical and life sciences issuer and having limited financial resources, compensation is not tied to performance criteria or goals.

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The Company’s director compensation program is also administered by the Compensation, Nomination and Governance Committee. See disclosure provided under the heading “Oversight and Description of Director and NEO Compensation” of the Information Circular.

b)
Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation, Nomination and Governance Committee, which administers the Company’s executive compensation program, is composed entirely of independent directors and currently consists of Dirk Witters (Chair), Jon Lieber and Kim Remizowski.

c)
If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The responsibilities, powers and operation of the Compensation, Nomination and Governance Committee are set out in its charter. The Compensation, Nomination and Governance Committee is responsible for: (i) reviewing and recommending for approval by the Board the Company’s agreements with executive officers, compensation policies and plans, and key human resources policies; (ii) reviewing and recommending to the Board the compensation of directors of the Company; and (iii) reviewing and recommending for approval by the Board the executive compensation disclosure of the Company. The Compensation, Nomination and Governance Committee’s powers include evaluating annually the performance of the Company’s Chief Executive Officer and recommending to the Board his or her annual compensation package and performance objectives. The members of the Compensation, Nomination and Governance Committee are appointed by the Board and must all be independent directors. The Compensation, Nomination and Governance Committee must meet at least twice annually.

8)
OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

N/A.

9)
ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

10)
DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its Board or other mechanism of Board renewal and, if so, include a description of those director term limits or other mechanism of Board renewal. If the issuer has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors because: (i) the risk profile of the Company makes it more difficult for the Company to attract and to retain highly qualified Board members than other companies and (ii) the nature of the Company’s business is highly technical, meaning that knowledge of the Company’s product pipeline and the development potential thereof takes a considerable time for a director to acquire. The Company seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

11)
POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD
a)
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

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The Company has not adopted a written policy relating to the identification and nomination of women directors. Though the Board recognizes the importance of a reasonable degree of gender balance, at the present stage of the Company’s existence and development, it is imperative that the directors of the Company be the best candidates available, irrespective of gender.

b)
If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
i)
a short summary of its objectives and key provisions,

N/A.

ii)
the measures taken to ensure that the policy has been effectively implemented,

N/A.

iii)
annual and cumulative progress by the issuer in achieving the objectives of the policy, and

N/A.

iv)
whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.

N/A.

12)
CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer's reasons for not doing so.

The Board and the Compensation, Nomination and Governance Committee do consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. However, the priority of the Board and the Compensation, Nomination and Governance Committee at the present stage of the Company’s existence and development is to seek out the best candidates available, irrespective of gender. Should the proposed nominees be elected at the Meeting, the Board shall be comprised of one woman, representing 25% of the Company’s Board.

13)
CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Board does consider the level of representation of women in executive officer positions when making executive officer appointments. However, the priority of the Board at the present stage of the Company’s existence and development is to seek out the best candidates available, irrespective of gender. Two women currently serve as executive officers of the Company, representing 40% of the Company’s executive officers.

14)
ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS
a)
For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's Board or in executive officer positions of the issuer by a specific date.
b)
Disclose whether the issuer has adopted a target regarding women on the issuer's Board. If the issuer has not adopted a target, disclose why it has not done so.

The Company has not adopted a target regarding women on the Company’s Board, as the Company’s priority at its present stage of existence and development is to seek out the best candidates available, irrespective of gender.

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c)
Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Company has not adopted a target regarding women in executive officer positions, as the Company’s priority at its present stage of existence and development is to seek out the best candidates available, irrespective of gender. However, two women currently serve as executive officers of the Company, representing 40% of the Company’s executive officers.

d)
If the issuer has adopted a target referred to in either (b) or (c), disclose:
i)
the target, and

N/A.

ii)
the annual and cumulative progress of the issuer in achieving the target.

N/A.

15)
NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS
a)
Disclose the number and proportion (in percentage terms) of directors on the issuer's Board who are women.

Of the Company’s current directors, 1/4 are women (representing 25% of the number of directors of the Company). Should the proposed nominees be elected at the Meeting, 1/4 will be women (representing 25% of the number of directors of the Company).

b)
Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Of the Company’s current executive officers, 2/5 (representing 40%) are women.

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